Mail Stop 3010

August 19, 2009

VIA FAX (310) 456-7302 and USMAIL

Mr. Lawrence Weisdorn
Chief Executive Officer and Chief Financial Officer
Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265

Re: Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008
Filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008
Filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009
Filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009
Filed on June 16, 2009
File No. 000-49993

Dear Mr. Weisdorn:

        We have reviewed your response letter filed August 4, 2009 and have the following additional comments.

AMENDMENT #2 TO THE FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Item 9AT – Controls and Procedures

Disclosure Controls and Procedures, page 4

1.   We have read and considered your response to comment one. Please confirm that you will disclose the reasons that your disclosure controls and procedures were deemed ineffective in future filings.

Financial Statements and Notes

Note 1 – Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc., page 12

2.   We have read and considered your response to comment three. We note that the company signed a recession agreement with Lawrence Weisdorn on July 28, 2009, effective July 31, 2008, under which all of the shares issued to Lawrence Weisdorn were cancelled. In your Form 10-K on page 6, it states that the company entered into a consulting agreement in May 2008 granting him 2,500,000 shares of the company's common stock in exchange for professional consulting services. Given the shares were cancelled in fiscal year 2009, please tell us what provision of state law you are relying upon to conclude that the shares are not legally issued and outstanding as of July 31, 2008. Please also tell us when the cancelled shares were actually returned to the company.

3.   We also note from your response that the company and Lawrence Weisdorn agreed in July 2008 to cancel those shares. Clarify to why the cancellation of these shares is not reflected in your financial statements as of July 31, 2008. Please also reconcile the 5,182,763 shares outstanding referenced in your response to the 7,622,763 shares outstanding on your Statement of Stockholders' Equity as of July 31, 2008.

                                        ***

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

                                        Sincerely,

                                        Yolanda Crittendon
                                        Staff Accountant